04019600

AH 8/10/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRR Capital Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W. 47th PLACE, SUITE 300
(No. and Street)

WESTWOOD	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK HALTER 913-236-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th PLACE, SUITE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HALTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRR CAPITAL MARKETS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

____

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
IRR Capital Markets, Inc.

We have audited the accompanying statements of financial condition of

IRR CAPITAL MARKETS, INC
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)

as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRR Capital Markets, Inc. as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 16, 2004

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 27,884	$ 7,902
Deferred income taxes	-	3,850
TOTAL ASSETS	$ 27,884	$ 11,752

LIABILITIES

	2003	2002
Accounts payable	$ 2,500	$ -
Income taxes payable	2,880	-
TOTAL LIABILITIES	5,380	-

STOCKHOLDER'S EQUITY

	2003	2002
Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding	23,000	23,000
Retained earnings	(496)	(11,248)
TOTAL STOCKHOLDER'S EQUITY	22,504	11,752
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,884	$ 11,752

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Consulting fees	$ 100,000	$ -
Interest income	200	57
TOTAL REVENUES	100,200	57
EXPENSES		
Management fees	65,193	-
Corporate service fees	6,060	-
License and permits	3,585	2,367
Office and occupancy fees	5,783	16
Insurance	895	852
Professional fees	987	625
TOTAL EXPENSES	82,503	3,860
OPERATING INCOME (LOSS)	17,697	(3,803)
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	6,945	(3,850)
NET INCOME	$ 10,752	$ 47

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock No Par	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2002	$ 21,000	$ (11,295)	$ 9,705
Capital contributed during 2002	2,000	-	2,000
Net income for 2002	-	47	47
Balance at December 31, 2002	23,000	(11,248)	11,752
Net income for 2003	-	10,752	10,752
Balance at December 31, 2003	$ 23,000	$ (496)	$ 22,504

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 10,752	$ 47
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deferred income taxes	3,850	(3,850)
Accounts payable	2,500	-
Income taxes payable	2,880	-
Total adjustments	9,230	(3,850)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	19,982	(3,803)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	2,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	2,000
INCREASE (DECREASE) IN CASH	19,982	(1,803)
CASH, BEGINNING OF YEAR	7,902	9,705
CASH, END OF YEAR	$ 27,884	$ 7,902

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

IRR Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal securities. The Company is a member in good standing of the National Association of Securities Dealers ("NASD") and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession of control requirements of SEC Rule 15c3-3. In 2003, the Company changed its name to IRR Capital Markets, Inc. from First Realty Capital Markets, Inc.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenue is recorded on a trade-date basis. Investment income is recognized as earned.

Cash.

Cash consists of demand deposit checking accounts with financial institutions.

Income Taxes.

Temporary differences giving rise to deferred income tax balances relate primarily to operating loss carryforwards.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Net Capital	$ 22,504	$ 7,902
Aggregate Indebtedness	5,380	-
Minimum Net Capital Required	5,000	5,000
Excess Net Capital at 1500%	17,504	2,902
Net Capital Ratio	0.24 to 1	No Debt

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
NOTES TO FINANCIAL STATEMENTS

NOTE C - INCOME TAXES

Following is a summary of the income tax provision as of December 31, 2003 and 2002:

	2003	2002
Current tax expense	$ 3,095	$ -
Deferred tax expense (benefit) from net operating loss carryforwards	3,850	(3,850)
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	$ 6,945	$ (3,850)
Income taxes paid during the year	$ 215	$ -

NOTE D - RELATED PARTIES

The Company reimburses salaries, office rent, and other operating expenses to a related entity. Total amounts reimbursed for the years ended December 31, 2003 and 2002 amounted to $68,793 and zero, respectively

SUPPLEMENTARY INFORMATION

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total Stockholders' Equity	$ 22,504	$ 11,752
Deductions and/or charges:		
A. Non-allowable assets		
Deferred income taxes	-	(3,850)
Net Capital	$ 22,504	$ 7,902
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 2,500	$ -
Income taxes payable	2,880	-
Total Aggregate Indebtedness	$ 5,380	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 17,504	$ 2,902
Ratio: Aggregate Indebtedness to Net Capital	0.24 to 1	-
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 30, 2003 and 2002)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 27,884	$ 7,902
Less: Aggregate Indebtedness	(5,380)	-
Reconciled Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 22,504	$ 7,902
Net Capital, as computed above	$ 22,504	$ 7,902

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2003 and 2002.

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2003 and 2002.

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
IRR Capital Markets, Inc.
(Formerly First Realty Capital Markets, Inc.)

In planning and performing our audit of the financial statements of IRR Capital Markets, Inc. (formerly First Realty Capital Markets, Inc.), for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by IRR Capital Markets, Inc., that we considered to be relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; some points of which are not applicable to a company which operates on a fully-disclosed basis.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 16, 2004